SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                               Schedule 13G

                  Under the Securities Exchange Act of 1934

                            (Amendment No. 4)


                        NATIONAL HEALTH REALTY, INC.
                             (Name of Issuer)

                        COMMON STOCK, $.01 PAR VALUE
                      (Title of Class of Securities)

                                635905102
                              (CUSIP Number)

                            December 31, 2001
          (Date of Event Which Requires Filing of this Statement)









The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















                          Introductory Note


          This Schedule 13G is being filed by Nicholas Company, Inc., an investment adviser registered under the Investment Advisers Act of 1940.
One or more of Nicholas Company, Inc.'s advisory clients is the legal owner of the securities covered by this statement. Pursuant to investment advisory agreements with its advisory clients, Nicholas Company, Inc. has the authority to direct the investments of its advisory clients, and consequently to authorize the disposition of the Issuer's shares.

          This Schedule 13G is also being filed by Nicholas Income Fund, Inc., an open-end management investment company registered under the Investment Company Act of 1940. Nicholas Company, Inc. acts as the investment adviser to Nicholas Income Fund, Inc., and as such retains dispositive control of the shares in which Nicholas Income Fund, Inc. invests. Nicholas Income Fund, Inc. retains the beneficial ownership right to vote shares purchased by Nicholas Company, Inc. for its account.

          This Schedule 13G is also being filed by Albert O. Nicholas.
Mr. Nicholas is the Chief Executive Officer, Chairman, Director and majority shareholder of Nicholas Company, Inc., in which capacity he exercises dispositive power over the securities reported herein by the Nicholas
Company, Inc. and Nicholas Income Fund, Inc. Mr. Nicholas, therefore, may be deemed to have indirect beneficial ownership over such securities. Unless otherwise indicated herein, Mr. Nicholas has no interest in dividends or proceeds from the sale of such securities, owns no such securities for his own account and disclaims beneficial ownership of all the securities reported herein by the Nicholas Company, Inc.

          The aggregate number and percentage of the Issuer's securities to which this Schedule 13G relates is 101,628 representing 1.06% of the Issuer's outstanding shares. The beneficial ownership reported by Albert O. Nicholas, Nicholas Company, Inc., and Nicholas Income Fund, Inc. relates to the same shares of the Issuer in which each such reporting person has a separate beneficial interest.

          As of December 31, 2001, Mr. Nicholas owned 443,600 shares of the Issuer for his own account. He may be deemed to be the beneficial owner of 101,628 shares of the Issuer as disclosed in Item 4(c) of the Schedule G.

















CUSIP NO. 635905102
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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     Albert O. Nicholas, S.S. ###-##-####

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)    [ ]
     (b)    [ ]
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3.   SEC USE ONLY:

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     Albert O. Nicholas is a United States Citizen

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NUMBER OF      5.   SOLE VOTING POWER:  443,600
SHARES         ------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER:  0
OWNED BY EACH  ------------------------------------------------------
REPORTING      7.   SOLE DISPOSITIVE POWER:  443,600
PERSON WITH    ------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER:  0

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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     443,600 Refer to explanation of potential beneficial ownership in the introductory Note and Item 4(c) hereof.

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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES:  [ ]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   4.64%

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12.  TYPE OF REPORTING PERSON:   IN

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14.  CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO
     WHICH THIS SCHEDULE IS FILED:
               [x] Rule 13d-1(b)
               [ ] Rule 13d-1(c)
               [ ] Rule 13d-1(d)







CUSIP NO. 635905102
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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF REPORTING PERSON:

     Nicholas Company, Inc., I.D. No. 39-1091673
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)    [ ]
     (b)    [ ]
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3.   SEC USE ONLY:

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     Nicholas Company, Inc. is a Wisconsin Corporation
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NUMBER OF      5.   SOLE VOTING POWER:  0
SHARES         -------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER:  0
OWNED BY EACH  -------------------------------------------------------
REPORTING      7.   SOLE DISPOSITIVE POWER:  101,628
PERSON WITH    -------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER:  0

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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     101,628
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES:   [ ]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   1.06%

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12.  TYPE OF REPORTING PERSON:  IA

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14.  CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO
     WHICH THIS SCHEDULE IS FILED:
               [x] Rule 13d-1(b)
               [ ] Rule 13d-1(c)
               [ ] Rule 13d-1(d)











CUSIP NO. 635905102
---------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF REPORTING PERSON:

     Nicholas Income Fund, Inc., I.D. No. 39-0713680

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)    [ ]
     (b)    [ ]
---------------------------------------------------------------------
3.   SEC USE ONLY:

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     Nicholas Income Fund, Inc. is a Maryland Corporation

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NUMBER OF      5.   SOLE VOTING POWER:  91,628
SHARES         -------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER:  0
OWNED BY EACH  -------------------------------------------------------
REPORTING      7.   SOLE DISPOSITIVE POWER:  0
PERSON WITH    -------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER:  0

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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     91,628
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES:   [ ]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   .96%

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12.  TYPE OF REPORTING PERSON:   IC

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14.  CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO
     WHICH THIS SCHEDULE IS FILED:
               [x] Rule 13d-1(b)
               [ ] Rule 13d-1(c)
               [ ] Rule 13d-1(d)









Item 1(a).    NAME OF ISSUER:

              National Health Realty, Inc.

Item 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              100 Vine Street, Suite 1402, Murfreesboro, TN  37130

Item 2(a).    NAME OF PERSONS FILING:

              Albert O. Nicholas, Nicholas Company, Inc., Nicholas Income Fund, Inc.

Item 2(b). ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE OF ALL PERSONS FILING:

              700 North Water Street, Milwaukee, Wisconsin  53202

Item 2(c).    CITIZENSHIP:  Albert O. Nicholas - United States Citizen
                            Nicholas Company, Inc. - Wisconsin Corporation Nicholas Income Fund, Inc. - Maryland Corporation

Item 2(d).    TITLE OF CLASS OF SECURITIES:  Common Stock, $.01 Par Value.

Item 2(e).    CUSIP No.:  635905102

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     (a) [ ]  Broker or Dealer registered under Section 15 of the Act
     (b) [ ]  Bank as defined in Section 3(a)(6) of the Act
     (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act
     (d) [x] Investment company registered under Section 8 of the Investment Company Act of 1940
     (e) [x]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
     (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)













Item 4.  OWNERSHIP

         The percent of the class owned, as of December 31 of the year covered by this statement (2001) no longer exceeds five percent for Nicholas Company, Inc. and Nicholas Income Fund, Inc., and the following information is provided as of that date including an identification of those shares, if any, which there is a right to acquire:

         (a)  Amount Beneficially Owned:

              NICHOLAS COMPANY, INC. - 101,628 shares
              NICHOLAS INCOME FUND, INC. - 91,628 shares
              ALBERT O. NICHOLAS - 443,600 shares

         (b)  Percent of Class:

              NICHOLAS COMPANY, INC. - 1.06%
              NICHOLAS INCOME FUND, INC. - .96%
              ALBERT O. NICHOLAS - 4.64%

         (c)  Number of shares as to which such person has:

              (i)    Sole power to vote or to direct the vote:

                     NICHOLAS INCOME FUND, INC. - 91,628,
                     ALBERT O. NICHOLAS - 443,600

              (ii)   Shared power to vote or direct the vote:  0

              (iii)  Sole power to dispose or to direct the
                     disposition of:

                     NICHOLAS COMPANY, INC. - 101,628
                     ALBERT O. NICHOLAS - 443,600

              (iv)   Shared power to dispose or to direct the
                     disposition of:  0


Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of
more than 5 percent of the class of securities, check the following     [X].











Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Albert O. Nicholas is the Chief Executive Officer, Chairman, Director and majority shareholder of Nicholas Company, Inc. He owns 443,600 shares of the Issuer for his individual account, but is deemed to have beneficial ownership of the shares reported on the Schedule 13G by virtue of his affiliation with Nicholas Company, Inc.

         Nicholas Company, Inc. is an Investment Adviser registered under the Investment Advisers Act of 1940 and some of its clients have the right to receive dividends from securities which it manages, however, no such client has an interest relating to more than five percent of the class to which this Schedule G applies.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company or Control Person.

          N/A


Item 8.   IDENTIFICATION AND CLASSIFICAITON OF MEMBERS OF THE GROUP.

          N/A


Item 9.   NOTICE OF DISSOLUTION OF GROUP.

          N/A


Item 10.  CERTIFICATIONS.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  January 31, 2002


                                  /s/ALBERT O. NICHOLAS
                                  Albert O. Nicholas, in his Individual
                                  capacity and as Chief Executive Officer
                                  and Chairman of Nicholas Company, Inc.

                      AGREEMENT RELATIVE TO THE
                       FILING OF SCHEDULE 13G


         THIS AGREEMENT, made as of the 31st day of January, 2002, by and between NICHOLAS COMPANY, INC., a Wisconsin corporation (an investment adviser registered under Section 203 of the Investment Advisers Act of 1940)(the "Adviser"), and ALBERT O. NICHOLAS, Chief Executive Officer, Chairman, Director and majority shareholder of the Adviser (the "Affiliated Person");

                             WITNESSETH:

         WHEREAS, the Affiliated Person and the Adviser are both persons required, pursuant to 17 C.F.R.240.13d-1, to file a statement containing the information required by Schedule G with respect to the following Issuer:

                     NATIONAL HEALTH REALTY, INC.
                      CUSIP No. 635905102; and

         WHEREAS, the Affiliated Person and the Adviser are each individually eligible to use Schedule G; and

         WHEREAS, the Affiliated Person and the Adviser are each responsible for the timely filing of said Schedule G and any amendments thereto, and for the completion and accuracy of the information concerning each, but not on behalf of any other, unless any knows or has reason to know that the information concerning any other is inaccurate; and

         WHEREAS, the Schedule G attached hereto identifies all the persons and contains the required information with regard to the Affiliated Person and the Adviser so that it may be filed with the appropriate persons, agencies and exchanges on behalf of each of them; and

         WHEREAS, the Affiliated Person and the Adviser desire to file the Schedule 13G attached hereto on behalf of each of them.

         NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto agree that the
Schedule 13G attached hereto shall be executed by the Affiliated Person, in his individual capacity and as Chief Executive Officer and Chairman of the Adviser, and filed with the appropriate persons, agencies and exchanges, on behalf of both of them.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement Relative to the Filing of Schedule 13G as of the day, month and year first above written.


                                  /s/ALBERT O. NICHOLAS
                                  Albert O. Nicholas, in his individual
                                  capacity and as Chief Executive Officer
                                  and Chairman of Nicholas Company, Inc.